Exhibit h(6)(k)

ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (“Agreement”) is dated as of January 29, 2020, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”), and VALIC COMPANY I, a Maryland corporation (the “Company”).

WITNESSETH:

WHEREAS, the Adviser and the Company are parties to that certain Investment Advisory Agreement, dated January 1, 2002 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the Global Strategy Fund (the “Fund”), a series of the Company; and

WHEREAS, the Company, on behalf of the Fund, pays the Adviser as compensation for services provided to the Fund, an advisory fee at the annual rate set forth in the Advisory Agreement (the “Advisory Fee”); and

WHEREAS, the Board of Directors of the Company approved an Advisory Fee Waiver Agreement by and between the Adviser and the Company, on behalf of the Fund, at an in-person meeting held on October 29, 2019, and the Adviser now agrees to waive a portion of its Advisory Fee in the amount set forth herein.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Adviser shall waive its Advisory Fee under the Advisory Agreement with respect to the Fund so that the Advisory Fee payable by the Fund is equal to 0.48% on the first $500 million of the Fund’s average monthly net assets and 0.44% on average monthly net assets over $500 million.

2.

This Agreement shall continue in effect until September 30, 2021, and from year to year thereafter provided such continuance is agreed to by the Adviser and approved by a majority of the Directors of the Company who (i) are not “interested persons” of the Company or the Adviser, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement. Upon termination of the Advisory Agreement with respect to the Fund, this Agreement shall automatically terminate.

3.	This Agreement shall be construed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Thomas M. Ward
Name:	Thomas M. Ward
Title:	Vice President

VALIC COMPANY I, on behalf of Global Strategy Fund, a series thereof

By:	/s/ Gregory R. Kingston
Name:	Gregory R. Kingston
Title:	Treasurer and Principal Financial Officer